兆恒水电股份有限公司
Zhaoheng Hydropower Company
地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM
Address: F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road,	TEL: 86-755-82070966
Shenzhen, China 518015	FAX: 86-755-82071998

Date:           May 26, 2009

To:         Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:         Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:          Zhaoheng Hydropower Company
    Item 4.02  Form 8-K
    Filed April 15, 2009
    File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on April 15, 2009, which was dated May 21, 2009 and received on May 22, 2009. We are in the process of preparing our responses to the Commission’s comments. However, we will require additional time to liaise with our auditor and external advisor to prepare our responses.  As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from May 29, 2009 (being five business days from the date of receipt of the Commission’s comments) to June 15, 2009.

Thank you in advance for your favorable consideration and the granting of the extension.

With best regards,

Guosheng Xu
Chief Executive Officer